UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of May 2008

Commission File Number: 0-51212

----------------------------------------------------

(Translation of registrant's name into English)

JET GOLD CORP.

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated May 5, 2008
3	Material Change Report dated May 7, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2008	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

Jet Gold Corp

Suite 507 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

TSXV: JAU

OPTIONS GRANTED

May 5, 2008 – Robert L. Card, President, JET GOLD CORP (TSX.V-JAU) (the “Company”) reports that the Company has granted 393,000 Share Purchase Options at a price of $ 0.235 per share to directors, officers and consultants of the Company pursuant to the Company’s Stock Option Plan.

On behalf of the Board of Directors of

Jet Gold Corp

“Robert L. Card”

Robert L. Card

President

.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this news release.

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

REPORTING ISSUER

Jet Gold Corp.

(“Jet Gold” or the "Company")

507 – 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

May 5, 2008

ITEM 3

PRESS RELEASES

Issued May 5, 2008 at Vancouver, BC

ITEM 4

SUMMARY OF MATERIAL CHANGE

The Company has granted 393,000 Share Purchase Options at a price of $0.235 per share.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

The Company has granted 393,000 Share Purchase Options at a price of $0.235 per share to directors, officers and consultants of the Company pursuant to the Company’s Stock Option Plan.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7

OMITTED INFORMATION

Not applicable.

ITEM 8

EXECUTIVE OFFICER

Robert Card, President at (604) 687-7828

ITEM 9

DATE OF REPORT

May 7, 2008